

January 8, 2014

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
Amtrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor,
New York, NY   100038

> **Re: Amtrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your December 4, 2013 response to our November 5, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Insurance Regulatory Information System Ratios, page 28

1.   We acknowledge the information provided in response to prior comment 1. In order to assist us with the evaluation of your response, please provide us an illustration of the calculation of your IRIS ratios. For example, provide quantified information of the "deferred and not yet due" premium receivables excluded from total liabilities to compute the "Adjusted Liabilities to Liquid Assets" ratio. Provide us similar information for the "Gross Agent's balance (in collection) to Policyholder Surplus" ratio. Tell us how these ratios will be affected by your conclusion, in response to prior comment six, to classify your ceding commission revenue as a reduction of acquisition costs and other underwriting expenses.

2.   We acknowledge the revisions you propose to make to your disclosures in response to comment 1. Consistent with your response please revise your proposed disclosure to include additional information, such as the examples, that describe how your IRIS ratios are affected by your intercompany reinsurance structure that may cause the ratios to be outside of the usual range.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Acquisitions, page 58

3.   In your response to prior comment 2 you state that you will describe the financial impact of using the statutory liabilities related to your equalization reserves "as described above." It is unclear to us what information you intend to include in in future filings. Please provide us proposed disclosure to be included in future periodic reports that includes the information provided to us in your response to prior comment 2.

4.   You disclose that AmTrust Holdings Luxembourg ("AHL") purchases Luxembourg captive insurance entities that allow you to obtain the benefit of the captives' capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with one of your subsidiaries. Based on your disclosure in Note 5, Acquisitions, it appears that you did not record any goodwill with these acquisitions. Please tell us whether these acquisitions meet the definition of a business under ASC 805-10-20. If yes, please tell us the amount of goodwill recorded in each acquisition and if there was no goodwill, please explain why.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Ceding Commission Revenue, page F-10

5.   Based on your response to prior comment 6 it appears you will correct the consolidated statements of income so that total ceding commissions previously disclosed as revenue will be netted against acquisition costs and other underwriting expenses. Please explain to us why this correction does not impact deferred policy acquisition costs on your balance sheet. As previously requested, tell us for each period provided in your filing the portion of your ceding commission that relates to the recovery of acquisition costs.

Income Taxes, page F-15

6.   Please provide us your response to prior comment 8 that you planned to file under separate correspondence.

6. Investment in Life Settlements, page F-31

7.   We acknowledge your response to prior comment 10. Please explain to us how your accounting to record the fair value of life settlement contracts at zero value when you have determined the value to be negative complies with ASC 325-30-35-12. Also, provide us proposed disclosure to be included in future periodic reports similar to the narrative that you provided in your response that explains why the fair value of the life settlement contracts are recorded at zero value, the amount of premiums paid for them each period and their accounting treatment, and why you have chosen to continue to make premium payments rather than allow the policies to lapse.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant